CROW POINT GLOBAL DIVIDEND PLUS FUND

June 23, 2016

VIA ELECTRONIC TRANSMISSION

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crow Point Global Dividend Plus Fund
File Nos. 333-202079 and 811-23030

Dear Mr. O’Connor:

On February 13, 2015, Crow Point Global Dividend Plus Fund (the "Registrant"), filed a Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”). On May 6, 2016, the Registrant filed Pre-Effective Amendment No. 1 to its Form N-2, and on June 21, 2016, the Registrant filed Pre-Effective Amendment No. 2 to its Form N-2.

Pursuant to Rule 461 under the 1933 Act, the Registrant and Northern Lights Distributors, LLC, the Fund’s distributor, request that the Commission accelerate the effective date of the Registration Statement to June 24, 2016 or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Craig Foster at (614) 469-3280 or Bibb Strench at (202) 937-2727.

Crow Point Dividend Plus Fund	Northern Lights Distributors, LLC

By:	/s/ Garrett K. Paolella	By:	/s/ Brian Nielsen
Name:	Garrett K. Paolella	Name:	Brian Nielsen
Title:	President	Title:	Chief Executive Officer